

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

<u>Via Email</u>
Jared Fabbroriello, Esq.
Corporate Counsel
RT Technologies, Inc.
9160 South 300 West
Suite 101
Sandy, Utah 84070

> **Re: RT Technologies, Inc.**
> **Form 8-K**
> **Filed April 24, 2012**
> **File No. 001-33907**

Dear Mr. Fabbroriello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please properly tag this Form 8-K as relating to all applicable items, such as Items 2.01 4.01 and 5.01.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the Form 8-K. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 24b-2 and that such material should be returned to the registrant upon completion of the staff review process.

3. We note your disclosure that Angela Ross resigned as an officer and director of

RT Technologies, Inc. on April 21, 2012. We further note that Ms. Ross signed your Form 10-Q filed on May 3, 2012 in the capacity of CEO and principal financial officer. Please revise your disclosure to clarify the status of Ms. Ross's resignation or otherwise explain to us why she signed your Form 10-Q after resigning from the company.

4. In the appropriate section, please revise to discuss the background associated with the consummation of the exchange transaction. Such discussion should include the timeline and persons involved with the negotiation.

5. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

   - How do you maintain your books and records and prepare your financial statements?

       o If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

       o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   - What is the background of the people involved in your financial reporting?

       o We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

           ▪ what role he or she takes in preparing your financial statements;

           ▪ what relevant education and ongoing training he or she has had relating to U.S. GAAP;

           ▪ the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

  o If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

  - the name and address of the accounting firm or organization;

  - the qualifications of their employees who perform the services for your company;

  - how and why they are qualified to prepare your financial statements;

  - how many hours they spent last year performing these services for you; and

  - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

  o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  - why you believe they are qualified to prepare your financial statements;

  - how many hours they spent last year performing these services for you; and

  - the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

- Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

6. Please clarify whether shareholder approval was required for the exchange transaction and, if so, how you obtained approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

7. You indicate that CAMG is 100% owned by Mr. Ka Siu Ping, but you also refer to the CAMG shareholders. Please revise to clarify the number of shareholders that will receive or have already received RTTE stock.

8. Please expand your disclosure to describe the terms of the Entrustment Agreement and other contractual agreements you have to operate your business in China, such as equity pledges. Include the executed Entrustment Agreement and other relevant agreements as exhibits to the Form 8-K.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

9. Please significantly revise this section to distinguish CAMG's current business from its proposed business. Furthermore, please also revise to clarify that CAMG has not yet generated any revenue and that operations have been limited to development. Your revised disclosure should be consistent with the fact that you are in development stage. For example, on page 6 you indicate that you will use existing resources, such as facilities, to establish access to the rural retail market. Given that you have limited assets, it is unclear what facilities are referenced here.

10. We note your disclosure that Hebei AMP agreed to increase the registered capital of CAM Hebei such that CAM HK will own approximately 98% of CAM Hebei and that such transaction will be complete in the next several months. Please describe such arrangement in greater detail and include any written agreement as an exhibit to the Form 8-K. Please also disclose the status of this transaction.

11. We note your disclosure that CAMG will receive income from the joint venture agreement from the sale of minutes to HAMP. The agreement as filed, however, indicates that the purchase of these minutes represents HAMP's contribution for capital. Please revise your disclosure so that it is consistent with the agreement.

12. Please provide the plain English meaning of "X-frame racks."

13. When you reference a specific amount in Renminbi, please also provide the current conversion to U.S. dollars.

Organizational Structure, page 14

14. Please clarify if the agreement for CAMG to share Hebei AMP's existing workforce is memorialized in writing and discuss the principal terms of that agreement. Please also file such agreement with your next amendment.

Government Regulation, page 16

15. Please revise your disclosure to ensure that you have named and discussed all material laws and regulations, including, for example, the Catalogue for the Guidance of Foreign Investment Industries and the regulations referenced in many

of your risk factors that are not included in this section. Your revised disclosure should make clear how you have been affected to date, the extent of your compliance, and the prospective penalties for any noncompliance. The disclosure in any related risk factors should be revised accordingly to make clear the extent that you are materially at risk. Please see Item 4.B.8 of Form 20-F.

Risk Factors, page 17

16. Please include a risk factor that discloses that CAMG has had recurring operating losses since its inception and is dependent on raising capital from shareholders or external sources in order to fund its operations and place it at the beginning of your Risk Factors section.

17. Please include a risk factor that identifies the risks associated with not having an audit committee.

18. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

   - "We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law . . . ," page 21;

   - "Our business operations may be affected by legislative or regulatory changes," page 27;

   - "Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax," page 30; and

   - "We do not foresee paying cash dividends in the near future," page 34.

   Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

Our common shares are thinly traded . . . , page 35

19. Each risk factor should contain only one discrete risk. This risk factor discusses the risk of volatility in share price due to being thinly traded and the risk of abuse and fraud in the penny stock market, which is a separate and distinct risk. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

20. Please remove all references to the Private Securities Litigation Reform Act of 1995. The safe harbors provided by the PSLRA do not apply to penny stock issuers. Considering that you may not rely on the safe harbors, it is not appropriate to include references to the safe harbor in your disclosure.

21. Please expand your disclosure to provide the company's plan of operations for the next 12 months. Please include a detailed timeline, including milestones and the anticipated timeframes for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Liquidity and Capital Resources, page 39

22. Please disclose any restrictions that will impact your ability to transfer cash within the corporate structure. Also, discuss the nature of the restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact on your liquidity. Furthermore, discuss the amount of cash held in USD versus RMB.

23. We note your disclosure regarding the commitment letter received from a shareholder to provide funding. Please identify this shareholder and describe the principal terms of the funding agreement. Please also file this agreement with your amendment.

Security Ownership of Certain Beneficial Owners and Management, page 40

24. Please revise the beneficial ownership table in this section to also reflect the percentage ownership of your common stock and preferred stock separately. See Item 403 of Regulation S-K which requires you to disclose the percentage of beneficial ownership for each class of equity securities.

25. We note your disclosure in footnote (3) on page 40. Please clarify if Weiheng Cai is the same individual listed as Cai Wei Heng in the table. The extent that this is the same individual, please revise the table to clarify that Cai Wei Heng is the beneficial owner of Precursor Management's shares.

Directors and Executive Officers, Promoters and Control Persons, page 41

26. Please revise to clarify the dates of service for each of the prior business experiences discussed in the biographical information for your officers and directors. For example, please clarify when Mr. Heng became president of Precursor Management. Refer Item 401(e) of Regulation S-K for guidance.

27. For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.

28. Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K or advise.

Certain Relationships and Related Transactions, page 45

29. We note your disclosure that many of your officers and directors also work for Hebei AMP. Please revise your disclosure to name each such officer and director and their relationship with Hebei AMP.

Market Price of and Dividends on the Registrants Common Equity and Related
Stockholder Matters, page 46

30. Please provide the information required by Item 201 of Regulation S-K on your
market price.

Item 3.02 Unregistered Sales of Equity Securities, page 53

31. Please expand this disclosure to identify the exemption under which the issuance
was made and discuss the facts relied upon to met the exemption claimed. Refer
to Item 701 of Regulation S-K for guidance.

Item 4.01 Changes in Registrant's Certifying Accountant, page 54.

32. Please revise your disclosure to state the exact date your predecessor auditor
resigned and clarify that the new auditor was engaged to audit your financial
statements for the fiscal year ended December 31, 2012, not December 31, 2011.
Please also file an updated Exhibit 16 letter with your amended Form 8-K.

Exhibit 99.1 Financial Statements

33. Please update to include the interim financial statements of China Agriculture
Media Group Co., Limited for the quarterly period ended March 31, 2012.

34. Please revise your disclosure to include a footnote describing the circumstances
that lead you to record Non-controlling interest. Your footnote should include a
description of the terms of the non-controlling interests and the minority partners'
rights. Please also elaborate on the agreement disclosed on page 6 regarding the
increase in your ownership share in CAM Hebei to 98%; tell us if any
consideration was/will be paid in exchange for this increase and any other
significant terms.

Note 7. Commitment and Contingency, page 11

35. Please expand to discuss the expected delivery date of the LCD displays you
made deposits on in 2011.

Exhibit 99.2 Pro Forma Information

36. We note your disclosure that you will issue 1,607,853 share of RTTE common
stock to the RTTE shareholders, advisors and creditors as part of the transaction.
Please tell us and revise your discussion to disclose who you are issuing these
shares to and the purpose for their issuance. In your response tell us how you are
accounting for the share issuance, how you have determined the fair value of the
shares issued (if necessary), and the basis for your conclusions. Cite any relevant
accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accounting, at (202) 551-3438 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel